UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

REVETT MINING COMPANY, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

761505205

(CUSIP Number)

David C. Sienko

Vice President and General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Couer d’Alene, Idaho 83815-9408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 761505205

1.	Names of reporting persons. Hecla Mining Company
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 6,509,664(1)
	9.	Sole dispositive power None
	10.	Shared dispositive power 725,000 (2)
11.	Aggregate amount beneficially owned by each reporting person 6,509,664(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 16.58%
14.	Type of reporting person (see instructions) CO

(1)	Of the 6,509,664 shares of common stock of Revett Mining Company, Inc. (“Issuer”), par value $0.01 per share (the “Common Stock”), reported above: (i) 725,000 shares are directly owned by RHL Holdings, Inc. (“Buyer”), a wholly-owned subsidiary of Hecla Mining Company (“Parent”); and (ii) 5,784,664 shares are collectively directly owned by Urion Holdings (Malta) Limited, John G. Shanahan, Timothy R. Lindsey, Kenneth S. Eickerman, Douglas Miller, Monique Hayes, Albert F. Appleton, Larry M. Okada and John B. McCombe (each a “Shareholder” and collectively, the “Shareholders”). Parent is the sole shareholder of Buyer and may be deemed to be the beneficial owner of, and share voting and dispositive power over, the 725,000 shares of Common Stock directly owned by Buyer. Beneficial ownership and voting power of the 5,784,664 shares of Common Stock directly owned by the Shareholders is being reported solely because Parent may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into separate Shareholder Agreements, each dated as of March 26, 2015, with each of the Shareholders (each a “Shareholder Agreement” and collectively the “Shareholder Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 5,784,664 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	As disclosed in footnote (1), Parent is the sole shareholder of Buyer and may be deemed to be the beneficial owner of, and share voting and dispositive power over, the 725,000 shares of Common Stock directly owned by Buyer.

CUSIP No. 761505205

1.	Names of reporting persons. RHL Holdings, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 6,509,664(1)
	9.	Sole dispositive power None
	10.	Shared dispositive power 725,000(2)
11.	Aggregate amount beneficially owned by each reporting person 6,509,664(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 16.58%
14.	Type of reporting person (see instructions) CO

(1)	Of the 6,509,664 shares of common stock of Revett Mining Company, Inc. (“Issuer”), par value $0.01 per share (the “Common Stock”), reported above: (i) 725,000 shares are directly owned by RHL Holdings, Inc. (“Buyer”), a wholly-owned subsidiary of Hecla Mining Company (“Parent”); and (ii) 5,784,664 shares are collectively directly owned by Urion Holdings (Malta) Limited, John G. Shanahan, Timothy R. Lindsey, Kenneth S. Eickerman, Douglas Miller, Monique Hayes, Albert F. Appleton, Larry M. Okada and John B. McCombe (each a “Shareholder” and collectively, the “Shareholders”). Parent is the sole shareholder of Buyer and may be deemed to be the beneficial owner of, and share voting and dispositive power over, the 725,000 shares of Common Stock directly owned by Buyer. Beneficial ownership and voting power of the 5,784,664 shares of Common Stock directly owned by the Shareholders is being reported solely because Parent may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of entering into separate Shareholder Agreements, each dated as of March 26, 2015, with each of the Shareholders (each a “Shareholder Agreement” and collectively the “Shareholder Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 5,784,664 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	As disclosed in footnote (1), Parent is the sole shareholder of Buyer and may be deemed to be the beneficial owner of, and share voting and dispositive power over, the 725,000 shares of Common Stock directly owned by Buyer.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Revett Mining Company, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 11115 E Montgomery Dr., Suite G, Spokane Valley, Washington 99206.

Item 2.	Identity and Background

This statement is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:

(i) Hecla Mining Company, a Delaware corporation (“Parent”). The principal office of Parent is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408.

(ii) RHL Holdings, Inc., a Delaware corporation (“Buyer” and together with Parent, the “Reporting Persons”). The principal office of Buyer is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shareholder Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into between Parent and each of Urion Holdings (Malta) Limited, John G. Shanahan, Timothy R. Lindsey, Kenneth S. Eickerman, Douglas Miller, Monique Hayes, Albert F. Appleton, Larry M. Okada and John B. McCombe (each a “Shareholder” and collectively, the “Shareholders”). The Shareholders entered into the Shareholder Agreements as an inducement to Buyer and Parent to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Neither Buyer nor Parent paid additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Agreements and thus no funds were used for such purpose.

All of the 725,000 shares of the Common Stock reported under Item 5 as directly owned by Buyer were acquired using cash from working capital. Total consideration paid for the shares equaled approximately $3,200,000.

All of the 72,917 shares of Common Stock reported under Item 5 as directly owned by Phillips S. Baker, Jr., the President and Chief Executive Officer of Parent, were acquired using personal funds of Mr. Baker. Total consideration paid for his shares equaled $28,125.

Item 4.	Purpose of Transaction

Agreement and Plan of Merger

On March 26, 2015, Parent and its wholly-owned subsidiary, Buyer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Issuer. Under the terms of the Merger Agreement, Parent will acquire Issuer pursuant to a reverse triangular merger (the “Merger”) of Buyer with and into Issuer with Issuer surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each outstanding share of Common Stock (excluding shares of Common Stock held by Parent, Buyer or any of their subsidiaries, shares in the treasury of Issuer and shares held by any subsidiary of Issuer) will be exchanged for 0.1622 shares of Parent’s common stock, par value $0.25 per share. No fractional shares of Parent will be issued in the Merger and holders of outstanding shares of Common Stock who otherwise would be entitled to receive a fractional share of Parent common stock will receive cash in lieu of such fractional shares based on the merger consideration closing value pursuant to the Merger Agreement.

The 725,000 shares of Common Stock directly owned by Buyer were initially acquired by Buyer for investment purposes. As disclosed above, such shares of Common Stock directly owned by Buyer will be canceled and retired and will cease to exist at the effective time of the Merger. All of the 72,917 shares of Common Stock reported under Item 5 as directly owned by Mr. Baker were initially acquired by Mr. Baker for investment purposes. Each share of Common Stock directly owned by Mr. Baker will be treated in the same manner as the other outstanding shares of Common Stock pursuant to the Merger Agreement as described above and will be converted into the right to receive 0.1622 shares of common stock of Parent and cash in lieu of any fractional shares of common stock of Parent Mr. Baker is otherwise entitled to receive at the effective time of the Merger.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the directors and officers of Buyer immediately prior to the effective time of the Merger will be the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. In addition, pursuant to the terms of the Merger Agreement, at the effective time of the Merger, a revised Certificate of Incorporation of Issuer (in the form set forth as an exhibit to the Merger Agreement) will be the certificate of incorporation of the Surviving Corporation and the bylaws of Buyer in effect immediately prior to the effective time of the Merger will be the bylaws of the Surviving Corporation. If the Merger is completed, the shares of Common Stock will be delisted from the New York Stock Exchange/Market Division and the Toronto Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Merger Agreement has been approved by the Board of Directors of each of Issuer, Buyer and Parent. The Merger is currently expected to close in the second quarter of 2015 and is subject to customary closing conditions, including, among others, the affirmative vote of holders of a majority of the outstanding shares of Common Stock approving the principal terms of the Merger Agreement and the Merger, the accuracy of the representations and warranties therein of the parties thereto (generally subject to a material adverse effect standard) and material compliance by the parties thereto with their obligations under the Merger Agreement, including, among others, covenants, subject to certain exceptions, of Issuer to not solicit any takeover proposals or change or withdraw its recommendation to stockholders of Issuer to approve the Merger and the Merger Agreement.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto.

Shareholder Agreements

In order to induce Buyer and Parent to enter into the Merger Agreement, each of the Shareholders entered into a Shareholder Agreement with Parent dated as of March 26, 2015 (each a “Shareholder Agreement” and collectively the “Shareholders Agreement”). The Shareholders collectively directly own 5,784,664 shares of Common Stock. Pursuant to each Shareholder Agreement, the Shareholder party thereto agreed to vote such Shareholder’s shares of Common Stock beneficially owned by such Stockholder, and to cause any holder of record of shares of Common Stock beneficially owned by such Stockholder to vote: (i) in favor of the Merger and the Merger Agreement, at every meeting of the shareholders of Issuer at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any Takeover Proposal (as defined in the Merger Agreement), (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreement or of the Shareholder under the Shareholder Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Issuer’s, Parent’s or Buyer’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Charter Documents (as defined in the Merger Agreement) of Issuer). Each of the Shareholders agreed to grant an irrevocable proxy appointing Parent as the Shareholder’s proxy and attorney-in-fact (with full power of substitution) to vote such Shareholder’s shares at any meeting of the shareholders of Issuer called with respect to any of the matters specified in the Shareholder Agreements, and in accordance and consistent with the above.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Shareholder Agreements is qualified in its entirety by reference to the full text of the Shareholder Agreements, the terms of each of which are incorporated herein by reference to Exhibit 3 through Exhibit 11, hereto.

Except as set forth in this Schedule 13D, the Merger Agreement and the Shareholder Agreements, none of the Reporting Persons have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a)-(b) By virtue of the Shareholder Agreements, Parent and Buyer may be deemed to share the power to vote, and may be deemed to be the beneficial owners of, 5,784,664 shares of Common Stock, representing approximately 14.73% of the outstanding shares of Common Stock (based upon a total number of 39,273,989 shares outstanding, as represented and warranted by Issuer in the Merger Agreement). The Reporting Persons, however, hereby disclaim beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this statement.

Buyer directly owns 725,000 shares of Common Stock, representing approximately 1.85% of the outstanding shares of Common Stock (based upon a total number of 39,273,989 shares outstanding, as represented and warranted by Issuer in the Merger Agreement). Parent is the sole stockholder of Buyer and ultimately in control of Buyer and may be deemed to beneficially own, and to share the power to vote and dispose, such shares of Common Stock directly owned by Buyer. Mr. Baker directly owns 72,917 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock (based upon a total number of 39,273,989 shares outstanding, as represented and warranted by Issuer in the Merger Agreement). The Reporting Persons hereby disclaim beneficial ownership of such 72,917 shares directly owned by Mr. Baker.

(c) Except as described in this Schedule 13D, no Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days involving, any shares of Common Stock.

(d) No Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,784,664 shares of Common Stock directly owned by the Shareholders and that may be deemed to be beneficially owned by the Reporting Persons. Buyer has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 725,000 shares of Common Stock that it directly owns. Mr. Baker has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 72,917 shares of Common Stock that he directly owns.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements filed as Exhibits 2 through 11 hereto are incorporated herein by reference. Other than the Merger Agreement and the Shareholder Agreements described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger, dated as of March 26, 2015, by and among Issuer, Parent, and Buyer

Exhibit 3:	Shareholder Agreement, dated as of March 26, 2015, between Urion Holdings (Malta) Limited and Parent

Exhibit 4:	Shareholder Agreement, dated as of March 26, 2015, between John G. Shanahan and Parent

Exhibit 5:	Shareholder Agreement, dated as of March 26, 2015, between Timothy R. Lindsey and Parent

Exhibit 6:	Shareholder Agreement, dated as of March 26, 2015, between, Kenneth S. Eickerman and Parent

Exhibit 7:	Shareholder Agreement, dated as of March 26, 2015, between Douglas Miller and Parent

Exhibit 8:	Shareholder Agreement, dated as of March 26, 2015, between Larry M. Okada and Parent

Exhibit 9:	Shareholder Agreement, dated as of March 26, 2015, between Albert F. Appleton and Parent

Exhibit 10:	Shareholder Agreement, dated as of March 26, 2015, between Monique Hayes and Parent

Exhibit 11:	Shareholder Agreement, dated as of March 26, 2015, between John B. McCombe and Parent

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HECLA MINING COMPANY

/s/ David C. Sienko
Name:	David C. Sienko
Title:	Vice President & General Counsel
Dated:	April 3, 2015

RHL HOLDINGS, INC.

/s/ David A. Nelson
Name:	David A. Nelson
Title:	Vice President
Dated:	April 3, 2015

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF HECLA MINING COMPANY

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Hecla Mining Company are set forth below. If no address is given, the business address is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Hecla Mining Company. All of the persons listed below are U.S. citizens.

Name, Title and Address	Principal Occupation	Name and Address of Organization in which Principal Occupation is Conducted
Phillips S. Baker, Jr., President and CEO, Director	President and CEO, Director	Hecla Mining Company
James A. Sabala, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer	Hecla Mining Company
Lawrence P. Radford, Senior Vice President – Operations	Senior Vice President – Operations	Hecla Mining Company
Dr. Dean W.A. McDonald, Senior Vice President – Exploration	Senior Vice President – Exploration	Hecla Mining Company
Don Poirier, Vice President – Corporate Development	Vice President – Corporate Development	Hecla Mining Company
David C. Sienko, Vice President and General Counsel	Vice President and General Counsel	Hecla Mining Company
John H. Bowles, Director
Ted Crumley, Director and Chairman of the Board
George R. Nethercutt, Jr., Director
Terry V. Rogers, Director
Charles B. Stanley, Director	Executive Vice President and Director of QEP Resources, Inc.	QEP Resources, Inc.
Dr. Anthony P. Taylor, Director	President, CEO and Director of Selex Resources Ltd.	Selex Resources Ltd.

EXECUTIVE OFFICERS AND DIRECTORS OF RHL HOLDINGS, INC.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of RHL Holdings, Inc. are set forth below. If no address is given, the business address is 6500 North Mineral Drive, Suite 200, Couer d’Alene, Idaho 83815-9408. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Hecla Mining Company. All of the persons listed below are U.S. citizens.

Name, Title and Address	Principal Occupation	Name and Address of Organization in which Principal Occupation is Conducted
Don Poirier, President and Director	Vice President – Corporate Development	Hecla Mining Company
Daniel A. Nelson, Vice President and Director	Controller	Hecla Mining Company
Carolyn S. Turner, Treasurer	Treasurer	Hecla Mining Company
Tami D. Whitman, Secretary	Assistant Corporate Secretary	Hecla Mining Company
Michael L. Clary, Assistant Secretary	Senior Counsel	Hecla Limited
Dr. Dean W.A. McDonald, Director	Vice President – Exploration	Hecla Mining Company

Exhibit Index

Exhibit 1	Joint Filing Agreement

Exhibit 2	Agreement and Plan of Merger, dated as of March 26, 2015, by and among Issuer, Parent, and Buyer

Exhibit 3	Shareholder Agreement, dated as of March 26, 2015, between Urion Holdings (Malta) Limited and Parent.

Exhibit 4	Shareholder Agreement, dated as of March 26, 2015, between John G. Shanahan and Parent.

Exhibit 5	Shareholder Agreement, dated as of March 26, 2015, between Timothy R. Lindsey and Parent.

Exhibit 6	Shareholder Agreement, dated as of March 26, 2015, between Kenneth S. Eickerman and Parent.

Exhibit 7	Shareholder Agreement, dated as of March 26, 2015, between Douglas Miller and Parent.

Exhibit 8	Shareholder Agreement, dated as of March 26, 2015, between Monique Hayes and Parent.

Exhibit 9	Shareholder Agreement, dated as of March 26, 2015, between Albert F. Appleton and Parent

Exhibit 10	Shareholder Agreement, dated as of March 26, 2015, between Larry M. Okada and Parent

Exhibit 11	Shareholder Agreement, dated as of March 26, 2015, between John B. McCombe and Parent